UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 6, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains the following:-

1.	A news release dated 14 June , 2011 entitled ‘Vodafone Foundation Launches EU Smart Accessibility Awards ’

2.	A news release dated 23 June , 2011 entitled ‘Vodafone to Build one of Africa’s Greenest Commercial Buildings’

3.	A news release dated 28 June , 2011 entitled ‘Vodafone offers Small and Medium Businesses a Complete Cloud-based Communications and IT Solution with Microsoft Office 365’

4.	Stock Exchange Announcement dated 1 June, 2011 entitled ‘2011 Annual Report’

5.	Stock Exchange Announcement dated 1 June, 2011 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated 3 June, 2011 entitled ‘Transactions in Own Shares’

7.	Stock Exchange Announcement dated 3 June, 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 6 June, 2011 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated 7 June, 2011 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated 8 June, 2011 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated 9 June, 2011 entitled ‘Transactions in Own Securities ’

12.	Stock Exchange Announcement dated 13 June, 2011 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated 14 June, 2011 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated 15 June, 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 16 June, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.	Stock Exchange Announcement dated 16 June, 2011 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 17 June, 2011 entitled ‘Transactions in Own Securities’

18.	Stock Exchange Announcement dated 20 June, 2011 entitled ‘2011 Annual Report on Form 20-F’

19.	Stock Exchange Announcement dated 20 June, 2011 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated 21 June, 2011 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated 22 June, 2011 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated 23 June, 2011 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated 24 June, 2011 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated 27 June, 2011 entitled ‘Annual Information Update’

25.	Stock Exchange Announcement dated 27 June, 2011 entitled ‘Transactions in Own Securities’

26.	Stock Exchange Announcement dated 28 June, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

27.	Stock Exchange Announcement dated 28 June, 2011 entitled ‘Transactions in Own Securities’

28.	Stock Exchange Announcement dated 29 June, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

29.	Stock Exchange Announcement dated 29 June, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

VODAFONE FOUNDATION LAUNCHES EU SMART ACCESSIBILITY AWARDS

€200k competition for developers to help improve the lives of older people and persons with disabilities across the European Union

14th June, 2011.  In the week of the first EU Digital Assembly in Brussels, Vodafone Foundation is launching the Smart Accessibility Awards. This is a new competition to promote the development of IT applications designed to improve the lives of people with disabilities and older people to help them become more actively involved in society.

The programme is supported and co-organized by AGE Platform Europe, the European network of around 160 organisations of and for people aged 50+, and the European Disability Forum (EDF), the NGO that represents the interests of 80 million Europeans with disabilities.

Launched in Brussels, the competition will award the best smartphone application across four different categories as follows:

1.

Social participation: This refers to applications which help users to participate actively in today’s society and benefit from the facilities that the new technologies can offer, whatever their age, disability and/or capacity (E.g. use the web and social media through mobile devices, contact people using mobile devices to the same extent as everyone, etc).

2.

Independent living: This refers to applications which help users to be more autonomous and perform daily tasks independently (E.g. using domestic appliances such as washing machines or refrigerators, opening doors safely, etc).

3.

Mobility: This refers to applications which enable users to move around more freely and safely using the whole range of transport modes. It can also refer to the use of mobile devices to be guided in unknown environments (e.g. using GPS option, etc).

4.	Wellbeing: This refers to applications which improve the users’ health and as well as overall feeling of wellbeing.

The total prize fund of the €200k will be split equally between the four winners. The competition is open from 14 June 2011 to 15 October 2011. All entries should be submitted to http://developer.vodafone.com/smartaccess2011/

All qualifying entries will be evaluated in November by a jury, consisting of representatives from AGE Platform Europe, European Disability Forum and Vodafone Foundation. Twelve finalists will be selected and requested to present their application before the final jury in Brussels in early December at a live final, where the four overall winners will be chosen.

Vodafone Foundation Director, Andrew Dunnett said “The Vodafone Foundation is keen to help as many people as possible benefit from new technologies. The Smart Accessibility Awards will help developers create apps that can really make a difference to people’s lives – we are thrilled to be able to support such an important initiative.”

Anne-Sophie Parent, AGE Platform Europe Secretary General, said “We are pleased to be involved in a project that supports our efforts towards building a more inclusive society.  Digital inclusion is key to ensuring as many people as possible remain actively involved in their communities and we should make sure every citizen is empowered to do so, whatever their age or capacities. We hope this competition will help reach that goal and also contribute to the ‘European Year 2012 for Active Ageing and Solidarity between Generations’ where the objective is to increase older people’s active participation in society and promote independent living in old age. ”

Rodolfo Cattani, EDF Executive Member, said; “Being part of this competition is very important for us. Communication technologies are vital to making possible the inclusion of persons with disabilities. When the mobile applications are not accessible, it can create new obstacles and can lead to new forms of discrimination. We look forward to seeing accessible apps.”

For further information about the Smart Accessibility Awards, go to www.developer.vodafone.com/smartaccess2011. You can also keep up-to-date with recent news by following our Tweets with the hashtag #vsa2011 and signing up to the Vodafone developer newsletter

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Notes to Editors

Entries will be judged under the following criteria

o

Effectiveness: The application submitted should provide real and substantial benefit to the targeted users in overcoming the obstacles related to their disability and improving their everyday life, targeting an equivalent use as non-disabled people do.

o	Availability and affordability: We seek to maximize the number of potential users that might benefit from the application.

Applicants are encouraged to write apps that can be distributed across as many mainstream platforms as possible. All applications must operate on the Android platform version 2.2 (or above) and must meet the terms and conditions of Vodafone’s App Store. Developers are encouraged to make the application relevant to users in as many countries as possible. Availability of the applications in more languages will also be positively evaluated. To maximise the number of potential users that might benefit from the application, the expected charges, if any, to be sought from the user will also be taken into account in the evaluation of the application. Such application should not cost more than the one intended for non-disabled users.

o

User-friendliness, usability and accessibility: The application’s user-friendliness and usability will be an important factor in the evaluation of the application. Consideration will also be given to the ease by which the application can be installed and downloaded. Applications should also meet accessibility requirements.

o

Design for All: By design for all or universal design, we mean “the design of products environments, programmes and services to be usable by all people, to the greatest extent possible, without the need for adaptation or specialized design” (Article 2 of UN CRPD). Many users experience multiple disabilities. With ageing, older people in particular tend to develop concurring hearing, visual, cognitive and mobility impairments. Applications that accommodate all these needs in a concept of Design-for-All will be positively evaluated. Persons with disabilities form a heterogeneous group with many different accessibility criteria. Development of assistive technologies and interoperability between different technologies are the key elements in the evaluation. In particular, developed applications should be compatible with ICT assistive devices (such as text-to-speech devices for blind users) in order to accommodate the specific needs of older people and persons with disabilities.

About Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.

In countries in which Vodafone operates, social investment is delivered by a unique footprint of 27 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company.

The Vodafone Foundation received recognition as registered charity number 1089625 from the Charity Commission for England and Wales on 4 December 2001.

About AGE Platform Europe

AGE Platform Europe is a European network of more than 160 organisations of, and for, people aged 50+ and represents over 30 million older people in Europe. AGE aims to voice and promote the interests of the 150 million inhabitants aged 50+ in the European Union and to raise awareness of the issues that concern them most.

AGE strongly believes that accessible technologies can promote independent living, social inclusion, active participation of older people in society and equal opportunities for all. Its work in this area aims at ensuring that technological developments meet the needs and expectations of older people.  www.age-platform.eu

About the European Disability Forum

EDF is the European umbrella organisation representing the interests of 80 million persons with disabilities in Europe. The mission of EDF is to ensure disabled people full access to fundamental and human rights through their active involvement in policy development and implementation in Europe. EDF is a member of the Social Platform and works closely to the European institutions, the Council of Europe and the United Nations. http://www.edf-feph.org/

23 June 2011

VODACOM TO BUILD ONE OF AFRICA’S GREENEST COMMERCIAL BUILDINGS

South African innovation centre will develop renewable energy solutions to help reduce carbon emissions across Vodafone group

Vodacom, a subsidiary of Vodafone, is to build one of Africa’s greenest commercial buildings as a base to develop new ways of using renewable energy across Vodafone’s global networks.

Based in Midrand, South Africa, the innovation centre will play an important role in helping to reduce carbon emissions through the use of renewable energy, as well as batteries. The centre will also look at how to reduce the running and deployment cost of base station sites. Findings will be shared across the Vodafone group.

In developing markets such as South Africa, base stations sometimes need to be situated in remote areas with limited or no access to grid power in order to connect isolated communities. Renewable energy from solar panels and wind turbines can offer an alternative to diesel generators in such off-grid sites.

The innovation centre itself is being constructed to stringent guidelines from the Green Building Council of South Africa to significantly reduce or eliminate its impact on the environment.

Steve Pusey, Vodafone Group Chief Technology Officer said: “We want to explore how solar and wind power can help to connect isolated communities, reduce carbon emissions and reduce energy costs. As well as being a beacon for environmental construction, Vodacom’s innovation centre will help us to develop even more efficient networks.”

The innovation centre is expected to be completed by the year end.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

VODAFONE OFFERS SMALL AND MEDIUM BUSINESSES A COMPLETE CLOUD-BASED COMMUNICATIONS AND IT SOLUTION WITH MICROSOFT OFFICE 365

•                  Firms to benefit from integrated cloud communications services including hosted telephony and connectivity for Fixed and Mobile and Microsoft Office 365 productivity tools

London, 28 June 2011 – Vodafone is to offer business customers a complete communications and IT solution with Microsoft Office 365 alongside its hosted telephony service, Vodafone One Net.

This new service is the latest development in Vodafone’s long-standing relationship with Microsoft Corp., which has focused on bringing together the best communications services from both businesses to assist small and medium sized firms (“SMEs”).

The combined offer will give businesses access to enterprise-class productivity and telecoms services on a more affordable, rental basis. When used together, they will enable employees to work from virtually anywhere and on almost any device.

In a competitive market, the services will enable SMEs with dispersed workforces to operate as slickly as their larger rivals by accessing the kind of tools and services that have traditionally only been available to bigger companies.

Vodafone One Net, which has over 1.4 million users across Europe, gives SMEs a simple, cost-effective, one bill solution for all fixed and mobile users. Intelligent call routing means that no matter what number a customer dials it can be answered on desk phones or mobile.

Microsoft Office 365 will give businesses cloud access to the latest Microsoft productivity tools including email and calendar, Microsoft Office Web Apps, collaboration tools, instant messaging and online meetings.

Tom Craig, Vodafone Business Services Director: “Small and medium sized businesses are the backbone of the European economy and it is imperative that we provide them with the tools to compete with big business in a challenging marketplace where customers expect fast responses 24/7. The combination of our fixed and mobile communications service with Office 365 helps deliver the benefits of agility, productivity and flexibility. This allows firms to respond extremely quickly to queries and puts them on a level playing field with larger companies.”

The hosted model means that key staff are no longer required to divert valuable time and energy to IT maintenance, freeing them to focus on their work. The simple, pricing structure also provides greater predictability over cost as well as enabling firms to scale services up or down depending on their requirements.

Marco Limena, VP, Business Services, Operator Channels at Microsoft: “Office 365 is our next generation cloud productivity service, combining the best productivity solutions in the market. Vodafone is an experienced partner in offering integrated communications and IT services to businesses, helping firms to do more with less. By extending their portfolio to include Office 365, Vodafone is set to give businesses a further boost in today’s challenging economic climate.”

Vodafone will begin to roll out the solution across selected European markets later in the year.

Recent research from Vodafone highlighted that Small Businesses across Europe were missing out on new business opportunities because they were unable to respond to customer enquiries fast enough in a world where customers increasingly expect around the clock service.

- ends -

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

For more information, please visit www.vodafone.com

For further information please contact:

Vodafone Group Media Relations

Tel: +44-1635 664 444

Email: groupmediarelations@vodafone.com

1 June 2011

Vodafone Group Plc (“Vodafone”)

2011 Annual Report

2011 Review of the Year and Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Vodafone has uploaded a copy of each of the above documents to the National Storage Mechanism.

The 2011 Annual Report is available at www.vodafone.com/investor and the 2011 Review of the Year and Notice of Annual General Meeting is available at www.vodafone.com/agm.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year and their impact on the financial statements were included in Vodafone’s preliminary results announcement released on 17 May 2011.  That information, together with the information set out below, which is extracted from the 2011 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service.  This announcement is not a substitute for reading the full 2011 Annual Report.  Page and note references in the text below refer to page numbers in the 2011 Annual Report and notes to the financial statements.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect our business, operations, liquidity, financial position or future performance. Additional risks not presently known to us, or that we currently deem less material, may also impact our business. This section should be read in conjunction with the “Forward-looking statements” on page 148 of this document.

Adverse macroeconomic conditions in the markets in which we operate could impact our results of operations.

Adverse macroeconomic conditions and deterioration in the global economic environment, such as further economic slowdown in the markets in which we operate, may lead to a reduction in the level of demand from our customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of our products and services, including data services, or by switching to lower-cost alternatives offered by our competitors. Similarly, under these conditions the enterprise customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of our services. In addition, adverse economic conditions may lead to an increased number of our consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur it could have a material adverse effect on our results of operations.

The continued volatility of worldwide financial markets may have a negative impact on our access to finance.

Our key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short- term issuances in the capital markets as well as committed bank facilities. Due to volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or our credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on our access to finance.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

As we have ventures in a large number of geographic areas, we must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in these geographic areas. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services we offer. Further details on the regulatory framework in certain countries and regions in which we operate, and on regulatory proceedings, can be found in “Regulation” on page 140.

Increased competition may reduce our market share and revenue.

We face intensifying competition and our ability to compete effectively will depend on, among other things, our network quality, capacity and coverage, pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our ARPU as customers choose to receive telecommunications services or other competing services from other providers. Examples include but are not limited to competition from internet based services and MVNOs. The focus of competition in many of our markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by our churn rate. There can be no assurance that we will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because we would experience lower revenue and additional selling costs to replace customers or recapture lost revenue. Increased competition has also led to declines in the prices we charge for our mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which we must provide subsidies for handsets. Additionally, we could face increased competition should there be an award of additional licences in jurisdictions in which a member of our Group already has a licence.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.

Our operations depend in part upon the successful deployment of continuously evolving telecommunications technologies. We use technologies from a number of vendors and make significant capital expenditure in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by us or a reduction in our profitability.

We may experience a decline in revenue or profitability notwithstanding our efforts to increase revenue from the introduction of new services.

As part of our strategy we will continue to offer new services to our existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However, we may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile devices, higher than anticipated prices of new devices or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.

Expected benefits from our cost reduction initiatives may not be realised.

We have entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one enterprise resource planning (‘ERP’) system. However, there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.

Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

We complete a review of the carrying value of Group assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the valuations supporting carrying values of certain Group assets are based. This includes an assessment of discount rates and long- term growth rates, future technological developments, and timing and quantum of future capital expenditure as well as several factors which may affect revenue and profitability identified within the other risk factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Due to our substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and therefore our ability to make distributions to our shareholders or repurchase our shares. See “Critical accounting estimates” on page 77 and note 10 to the consolidated financial statements.

Our emerging market footprint may present exposure to unpredictable economic, political, regulatory, tax and legal risks.

Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more stable institutional structures. Since we operate in and are exposed to emerging markets, the value of our investments in these markets may be adversely affected by political, regulatory, economic, tax and legal developments which are beyond our control and anticipated benefits resulting from acquisitions and other investments we have made in these markets may not be achieved in the time expected or at all. For further information on legal and tax proceedings see note 28.

We participate in joint ventures which expose us to operational and financial risk.

We participate in a number of joint ventures, some of which we do not control. Whether or not we hold majority interests or maintain operational control in our joint ventures, our partners may have economic or business interests or goals that are inconsistent with ours, exercise their rights in a way that prohibits us from acting in a manner which we would like or they may be unable or unwilling to fulfil their obligations under the joint venture or other agreements. In particular, some of our interests in mobile licences are held through entities in which we are a significant but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of our partners. In others these matters may be approved without our consent. We may enter into similar arrangements as we participate in ventures formed to pursue additional opportunities. Although we have not been materially constrained by our participation in joint ventures to date, no assurance can be given that the actions or decisions of our joint venture partners will not affect our ventures in a way that hinders our corporate objectives or reduces any anticipated cost savings or revenue enhancement resulting from these ventures.

Expected benefits from investment in networks, licences and new technology may not be realised.

We have made substantial investments in the acquisition of licences and in our mobile networks, including the roll out of 3G networks. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies. Accordingly, the rate of our capital expenditures in future years could remain high or exceed that which we have experienced to date. There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on our operations.

Our business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In the event of national governments responding to public concern with the imposition of more stringent exposure limits, our costs may be increased. In addition, as described under the heading “Legal proceedings” in note 28 to the consolidated financial statements, several mobile industry participants including Verizon Wireless and ourselves have had lawsuits filed against us alleging various health consequences as a result of mobile phone usage including brain cancer. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual or perceived risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of our strategic focus on mobile telecommunications, our business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.

Our business would be adversely affected by the non-supply of equipment and support services by a major supplier.

Companies within the Group source network infrastructure and other equipment, as well as network-related and other significant support services, from third party suppliers. The withdrawal or removal from the market of one or more of these major third party suppliers could adversely affect our operations and could require us to make additional capital or operational expenditures.

Our business could be adversely affected by disruptions to our telecommunications networks.

We are dependent on the secure operation of our telecommunications networks and attacks on critical infrastructure, or disruption of our networks caused by other factors beyond our control, pose an increasing threat. As the importance of mobile communication in everyday life, as well as during times of crisis, increases and the volume of personal and business data being communicated and stored by network operators grows, organisations and individuals look to us to maintain service and protect sensitive information. Any significant interruption in our service or in our ability to protect sensitive information, whether caused by acts of terrorism, industrial action, natural disasters, political unrest or otherwise, could have a material adverse effect on our revenue and our reputation.

RELATED PARTY TRANSACTIONS

The Group’s related parties are its joint ventures (see note 13), associates (see note 14), pension schemes, directors and Executive Committee members. Group contributions to pension schemes are disclosed in note 23. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 29.

Transactions with joint ventures and associates
Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	2011	2010	2009
	£m	£m	£m
Sales of goods and services to associates	327	281	203
Purchase of goods and services from associates	171	159	223
Purchase of goods and services from joint ventures	206	194	57
Net interest receivable from joint ventures(1)	(14)	(44)	(18)

Trade balances owed:
by associates	52	24	50
to associates	23	17	18
by joint ventures	27	27	10
to joint ventures	67	40	33
Other balances owed by joint ventures(1)	176	751	311

Note: (1) Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation
During the three years ended 31 March 2011, and as of 16 May 2011, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2011, and as of 16 May 2011, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ STATEMENT OF RESPONSIBILITY

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5.  This statement relates to and is extracted from the 2011 Annual Report.  It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 17 May 2011.

“The Board confirms to the best of its knowledge:

•  the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•  the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and Schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Secretary

17 May 2011

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward Looking Statements” on page 148 of the 2011 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 June 2011

Number of ordinary shares transferred:	599,887

Highest transfer price per share:	169.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,537,054,033 of its ordinary shares in treasury and has 51,274,136,806 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SHARES

VODAFONE GROUP PLC

SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces today that on 3 June 2011 it gave irrevocable instructions to Deutsche Bank AG London to purchase Vodafone shares on Vodafone’s behalf during the period from 6 June 2011 until the earlier of the completion of the £2.8bn share repurchase programme or 22 June 2011 (the “Period”).  The purchase of shares in the Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2010.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	3 June 2011

Number of ordinary shares purchased:	19,000,000

Highest purchase price paid per share:	164p

Lowest purchase price paid per share:	161.85p

Volume weighted average price per share:	163.2604p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,571,289,519 shares at a cost (including dealing and associated costs) of £2,701,616,884.

Following the purchase of these shares, Vodafone holds 5,556,054,033 of its ordinary shares in treasury and has 51,255,136,806 shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	6 June 2011

Number of ordinary shares purchased:	9,500,000

Highest purchase price paid per share:	163.5p

Lowest purchase price paid per share:	162.15p

Volume weighted average price per share:	162.9699p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,580,789,519 shares at a cost (including dealing and associated costs) of £2,717,179,533.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 June 2011

Number of ordinary shares transferred:	177,433

Highest transfer price per share:	168.95p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,565,376,600 of its ordinary shares in treasury and has 51,245,943,669 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	7 June 2011

Number of ordinary shares purchased:	9,800,000

Highest purchase price paid per share:	164.3p

Lowest purchase price paid per share:	162.85p

Volume weighted average price per share:	163.7426p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,590,589,519 shares at a cost (including dealing and associated costs) of £2,733,309,752.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 June 2011

Number of ordinary shares transferred:	248,818

Highest transfer price per share:	163.9p

Lowest transfer price per share:	163.9p

Following both the above transactions, Vodafone holds 5,574,927,782 of its ordinary shares in treasury and has 51,236,392,487 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	8 June 2011

Number of ordinary shares purchased:	10,900,000

Highest purchase price paid per share:	163.1p

Lowest purchase price paid per share:	162.1p

Volume weighted average price per share:	162.6518p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,601,489,519 shares at a cost (including dealing and associated costs) of £2,751,130,990.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 June 2011

Number of ordinary shares transferred:	254,180

Highest transfer price per share:	163.65p

Lowest transfer price per share:	163.65p

Following both the above transactions, Vodafone holds 5,585,573,602 of its ordinary shares in treasury and has 51,225,746,667 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	9 June 2011

Number of ordinary shares purchased:	13,800,000

Highest purchase price paid per share:	162.15p

Lowest purchase price paid per share:	160.65p

Volume weighted average price per share:	161.2801p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,615,289,519 shares at a cost (including dealing and associated costs) of £2,773,503,380.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 June 2011

Number of ordinary shares transferred:	269,021

Highest transfer price per share:	163.4p

Lowest transfer price per share:	163.4p

Following both the above transactions, Vodafone holds 5,599,104,581 of its ordinary shares in treasury and has 51,212,215,688 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	13 June 2011

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	161.5p

Lowest purchase price paid per share:	158.95p

Volume weighted average price per share:	160.7925p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,629,289,519 shares at a cost (including dealing and associated costs) of £2,796,131,388.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 June 2011

Number of ordinary shares transferred:	502,089

Highest transfer price per share:	161.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,612,602,492 of its ordinary shares in treasury and has 51,198,717,777 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 3 June 2011, as announced by Vodafone on 6 June 2011.

Ordinary Shares

Date of purchase:	14 June 2011

Number of ordinary shares purchased:	2,373,126

Highest purchase price paid per share:	162.45p

Lowest purchase price paid per share:	161.9p

Volume weighted average price per share:	162.1742p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,631,662,645 shares at a cost (including dealing and associated costs) of £2,800,000,000.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 June 2011

Number of ordinary shares transferred:	140,914

Highest transfer price per share:	158.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,614,834,704 of its ordinary shares in treasury and has 51,196,485,565 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 June 2011

Number of ordinary shares transferred:	217,979

Highest transfer price per share:	160.2p

Lowest transfer price per share:	114.85p

Following the above transfer, Vodafone holds 5,614,616,725 of its ordinary shares in treasury and has 51,196,703,544 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 June 2011 by Computershare Trustees Limited that on 10 June 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 161.35p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	156
Andrew Halford*	156
Matthew Kirk	156
Ronald Schellekens	156

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 June 2011

Number of ordinary shares transferred:	283,244

Highest transfer price per share:	160.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,614,333,481 of its ordinary shares in treasury and has 51,196,986,788 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 June 2011

Number of ordinary shares transferred:	188,706

Highest transfer price per share:	159.65p

Lowest transfer price per share:	159.65p

Following the above transfer, Vodafone holds 5,614,144,775 of its ordinary shares in treasury and has 51,197,201,574 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 June 2011

Vodafone Group Plc (“Vodafone”)

2011 Annual Report on Form 20-F

Vodafone has filed its 2011 Annual Report on Form 20-F with the US Securities and Exchange Commission (the “SEC”).  It is also available at www.vodafone.com/investor and on the SEC’s website (www.sec.gov). In addition, shareholders resident in the United States can receive a hard copy of the Annual Report free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Date of cancellation:	20 June 2011

Number of ordinary shares cancelled:	1,500,000,000

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Date of purchase:	20 June 2011

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	162.8p

Lowest purchase price paid per share:	159.6p

Volume weighted average price per share:	161.3013p

Vodafone intends to hold the purchased shares in treasury.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Date of transfer:	20 June 2011

Number of ordinary shares transferred:	300,108

Highest transfer price per share:	160p

Lowest transfer price per share:	92.99p

Following the cancellation, purchases and transfer referred to above, Vodafone holds 4,129,844,667 of its ordinary shares in treasury and has 51,181,501,682 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	21 June 2011

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	163.8p

Lowest purchase price paid per share:	162.25p

Volume weighted average price per share:	163.0939p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 30,100,000 shares at a cost (including dealing and associated costs) of £49,058,233.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 June 2011

Number of ordinary shares transferred:	460,626

Highest transfer price per share:	159.65p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,143,484,041 of its ordinary shares in treasury and has 51,167,862,308 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	22 June 2011

Number of ordinary shares purchased:	12,900,000

Highest purchase price paid per share:	164.95p

Lowest purchase price paid per share:	162.8p

Volume weighted average price per share:	164.1775p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 43,000,000 shares at a cost (including dealing and associated costs) of £70,347,262.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 June 2011

Number of ordinary shares transferred:	651,236

Highest transfer price per share:	162.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,155,732,805 of its ordinary shares in treasury and has 51,155,613,544 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	23 June 2011

Number of ordinary shares purchased:	12,800,000

Highest purchase price paid per share:	164.05p

Lowest purchase price paid per share:	162.8p

Volume weighted average price per share:	163.3409p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 55,800,000 shares at a cost (including dealing and associated costs) of £91,363,618.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 June 2011

Number of ordinary shares transferred:	1,067,386

Highest transfer price per share:	164p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,167,465,419 of its ordinary shares in treasury and has 51,143,880,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 June 2011

Number of ordinary shares transferred:	356,330

Highest transfer price per share:	164.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,167,109,089 of its ordinary shares in treasury and has 51,144,237,260 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of Vodafone Group Plc’s Annual Report on 1 June 2011, and not for any other purpose and neither Vodafone Group Plc (“Vodafone”), nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.

Vodafone announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets, over the 12 months from 25 June 2010 to and including 24 June 2011.  The information referred to in this document was up to date at the time the information was published but may now be out of date.  The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document. Further, such information may have been prepared in accordance with laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.  Neither this Annual Information Update, nor the information referred to in it, constitutes, by virtue of this communication, an offering of securities or otherwise constitutes an invitation or inducement to any person to underwrite, subscribe for or otherwise acquire or dispose of securities in any company within the Vodafone Group.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service.  These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or the National Storage Mechanism located at http://www.hemscott.com/nsm.do or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
24-Jun-2011	Transaction in Own Shares
23-Jun-2011	Transaction in Own Shares
22-Jun-2011	Transaction in Own Shares
21-Jun-2011	Transaction in Own Shares
20-Jun-2011	Annual Financial Report 20-F
20-Jun-2011	Transaction in Own Shares
20-Jun-2011	Transaction in Own Shares
17-Jun-2011	Transaction in Own Shares
16-Jun-2011	Completion of the Disposal of its Stake in SFR
16-Jun-2011	Director/PDMR Shareholding
16- Jun-2011	Transaction in Own Shares
15-Jun-2011	Transaction in Own Shares
14-Jun-2011	Transaction in Own Shares
10-Jun-2011	Transaction in Own Shares
09-Jun-2011	Transaction in Own Shares
08-Jun-2011	Transaction in Own Shares
07-Jun-2011	Transaction in Own Shares
06-Jun-2011	Transaction in Own Shares
06-Jun-2011	Transaction in Own Shares

02-Jun-2011	Transaction in Own Shares
01-Jun-2011	Annual Financial Report
31-May-2011	Transaction in Own Shares
27-May-2011	Transaction in Own Shares
26-May-2011	Director/PDMR Shareholding
26-May-2011	Transaction in Own Shares
25-May-2011	Transaction in Own Shares
24-May-2011	Transaction in Own Shares
23-May-2011	Transaction in Own Shares
20-May-2011	Transaction in Own Shares
19-May-2011	Transaction in Own Shares
18-May-2011	Transaction in Own Shares
17-May-2011	Final Results
17-May-2011	Transaction in Own Shares
16-May-2011	Transaction in Own Shares
12-May-2011	Transaction in Own Shares
11-May-2011	Transaction in Own Shares
10-May-2011	Transaction in Own Shares
09-May-2011	Transaction in Own Shares
06-May-2011	Transaction in Own Shares
05-May-2011	Transaction in Own Shares
04-May-2011	Transaction in Own Shares
28-Apr-2011	Transaction in Own Shares
27-Apr-2011	Transaction in Own Shares
26-Apr-2011	Transaction in Own Shares
21-Apr-2011	Transaction in Own Shares
20-Apr-2011	Transaction in Own Shares
19-Apr-2011	Transaction in Own Shares
18-Apr-2011	Director/PDMR Shareholding
15-Apr-2011	Transaction in Own Shares
14-Apr-2011	Transaction in Own Shares
13-Apr-2011	Transaction in Own Shares
12-Apr-2011	Transaction in Own Shares
08-Apr-2011	Transaction in Own Shares
07-Apr-2011	Transaction in Own Shares
06-Apr-2011	Transaction in Own Shares
05-Apr-2011	Transaction in Own Shares
04-Apr-2011	Transaction in Own Shares
04-Apr-2011	Sale of Vodafone’s Stake in SFR to Vivendi
31-Mar-2011	Exercise of Options by Essar and Vodafone
31-Mar-2011	Transaction in Own Shares
30-Mar-2011	Transaction in Own Shares
29-Mar-2011	Transaction in Own Shares
25-Mar-2011	Director/PDMR Shareholding
25-Mar-2011	Transaction in Own Shares
24-Mar-2011	Transaction in Own Shares
23-Mar-2011	Transaction in Own Shares
22-Mar-2011	Vodafone NL Announces Intention to Belcompany BV
22-Mar-2011	Transaction in Own Shares
18-Mar-2011	Director/PDMR Shareholding
18-Mar-2011	Transaction in Own Shares
17-Mar-2011	Transaction in Own Shares
16-Mar-2011	Director/PDMR Shareholding

16-Mar-2011	Transaction in Own Shares
15-Mar-2011	Transaction in Own Shares
14-Mar-2011	Transaction in Own Shares
11-Mar-2011	Transaction in Own Shares
10-Mar-2011	Director/PDMR Shareholding
10-Mar-2011	Transaction in Own Shares
09-Mar-2011	Transaction in Own Shares
08-Mar-2011	Director/PDMR Shareholding
08-Mar-2011	Transaction in Own Shares
07-Mar-2011	Director Declaration
07-Mar-2011	Transaction in Own Shares
04-Mar-2011	Transaction in Own Shares
03-Mar-2011	Transaction in Own Shares
02-Mar-2011	Transaction in Own Shares
01-Mar-2011	Publication of Prospectus
28-Feb-2011	Transaction in Own Shares
24-Feb-2011	Transaction in Own Shares
23-Feb-2011	Transaction in Own Shares
22-Feb-2011	Transaction in Own Shares
21-Feb-2011	Transaction in Own Shares
18-Feb-2011	Transaction in Own Shares
17-Feb-2011	Director/PDMR Shareholding
17-Feb-2011	Transaction in Own Shares
16-Feb-2011	Transaction in Own Shares
15-Feb-2011	Transaction in Own Shares
14-Feb-2011	Director/PDMR Shareholding
14-Feb-2011	Transaction in Own Shares
11-Feb-2011	Transaction in Own Shares
10-Feb-2011	Director/PDMR Shareholding
10-Feb-2011	Transaction in Own Shares
09-Feb-2011	Transaction in Own Shares
08-Feb-2011	Transaction in Own Shares
07-Feb-2011	Transaction in Own Shares
04-Feb-2011	Transaction in Own Shares
03-Feb-2011	Interim Management Statement
03-Feb-2011	Transaction in Own Shares
02-Feb-2011	Gerard Kleisterlee To Succeed Sir John Bond
02-Feb-2011	Transaction in Own Shares
01-Feb-2011	Blocklisting Interim Review
31-Jan-2011	Transaction in Own Shares
28-Jan-2011	Transaction in Own Shares
27-Jan-2011	Transaction in Own Shares
26-Jan-2011	Transaction in Own Shares
25-Jan-2011	Transaction in Own Shares
24-Jan-2011	Transaction in Own Shares
21-Jan-2011	Director/PDMR Shareholding
21-Jan-2011	Transaction in Own Shares
20-Jan-2011	Transaction in Own Shares
19-Jan-2011	Transaction in Own Shares
18-Jan-2011	Transaction in Own Shares
17-Jan-2011	Transaction in Own Shares
14-Jan-2011	Treasury Stock

13-Jan-2011	Transaction in Own Shares
12-Jan-2011	Transaction in Own Shares
11-Jan-2011	Transaction in Own Shares
10-Jan-2011	Transaction in Own Shares
10-Jan-2011	Transaction in Own Shares
07-Jan-2011	Transaction in Own Shares
06-Jan-2011	Transaction in Own Shares
05-Jan-2011	Transaction in Own Shares
31-Dec-2010	Transaction in Own shares
29-Dec-2010	Transaction in Own Shares
24-Dec-2010	Transaction in Own Shares
23-Dec-2010	Transaction in Own Shares
22-Dec-2010	Transaction in Own Shares
21-Dec-2010	Transaction in Own Shares
20-Dec-2010	Transaction in Own Shares
17-Dec-2010	Director/PDMR Shareholding
17-Dec-2010	Transaction in Own Shares
16-Dec-2010	Transaction in Own Shares
15-Dec-2010	Replacement - Director/PDMR Shareholding
15-Dec-2010	Transaction in Own Shares
14-Dec-2010	Transaction in Own Shares
10-Dec-2010	Transaction in Own Shares
09-Dec-2010	Transaction in Own Shares
08-Dec-2010	Transaction in Own Shares
07-Dec-2010	Transaction in Own Shares
06-Dec-2010	Transaction in Own Shares
03-Dec-2010	Transaction in Own Shares
02-Dec-2010	Transaction in Own Shares
30-Nov-2010	Transaction in Own Shares
29-Nov-2010	Transaction in Own Shares
26-Nov-2010	Transaction in Own Shares
25-Nov-2010	Transaction in Own Shares
24-Nov-2010	Transaction in Own Shares
23-Nov-2010	Transaction in Own Shares
19-Nov-2010	Transaction in Own Shares
18-Nov-2010	Transaction in Own Shares
17-Nov-2010	Director/PDMR Shareholding
17-Nov-2010	Transaction in Own Shares
16-Nov-2010	Transaction in Own Shares
15-Nov-2010	Transaction in Own Shares
12-Nov-2010	Transaction in Own Shares
11-Nov-2010	Transaction in Own Shares
10-Nov-2010	Transaction in Own Shares
09-Nov-2010	Half Yearly Report
09-Nov-2010	Accelerated realisation of interests in SoftBank
09-Nov-2010	Transaction in Own Shares
08-Nov-2010	Transaction in Own Shares
05-Nov-2010	Transaction in Own Shares
04-Nov-2010	Transaction in Own Shares
03-Nov-2010	Transaction in Own Shares
02-Nov-2010	Transaction in Own Shares
29-Oct-2010	Transaction in Own Shares

28-Oct-2010	Transaction in Own Shares
27-Oct-2010	Transaction in Own Shares
26-Oct-2010	Transaction in Own Shares
25-Oct-2010	Transaction in Own Shares
22-Oct-2010	Transaction in Own Shares
21-Oct-2010	Transaction in Own Shares
20-Oct-2010	Transaction in Own Shares
19-Oct-2010	Transaction in Own Shares
18-Oct-2010	Director/PDMR Shareholding
18-Oct-2010	Transaction in Own Shares
15-Oct-2010	Director Declaration
15-Oct-2010	Transaction in Own Shares
14-Oct-2010	Transaction in Own Shares
13-Oct-2010	Appointment of Renee James as Non-Exec Director
13-Oct-2010	Transaction in Own Shares
12-Oct-2010	Transaction in Own Shares
11-Oct-2010	Transaction in Own Shares
08-Oct-2010	Acquisitions of Quickcomm & TnT Expense Management
08-Oct-2010	Transaction in Own Shares
07-Oct-2010	Transaction in Own Shares
06-Oct-2010	Transaction in Own Shares
05-Oct-2010	Transaction in Own Shares
04-Oct-2010	Transaction in Own Shares
01-Oct-2010	Transaction in Own Shares
30-Sep-2010	Transaction in Own Shares
29-Sep-2010	Transaction in Own Shares
28-Sep-2010	Transaction in Own Shares
27-Sep-2010	Transaction in Own Shares
23-Sep-2010	Transaction in Own Shares
22-Sep-2010	Transaction in Own Shares
21-Sep-2010	Transaction in Own Shares
20-Sep-2010	Transaction in Own Shares
17-Sep-2010	Transaction in Own Shares
16-Sep-2010	Director/PDMR Shareholding
16-Sep-2010	Transaction in Own Shares
15-Sep-2010	Transaction in Own Shares
14-Sep-2010	Transaction in Own Shares
13-Sep-2010	Transaction in Own Shares
10-Sep-2010	Transaction in Own Shares
09-Sep-2010	New Organisational Structure
09-Sep-2010	Transaction in Own Shares
08-Sep-2010	Transaction in Own Shares
08-Sep-2010	Sale of Vodafone’s 3.2% interest in China Mobile
07-Sep-2010	Transaction in Own Shares
03-Sep-2010	Transaction in Own Shares
02-Sep-2010	Transaction in Own Shares
31-Aug-2010	Transaction in Own Shares
26-Aug-2010	Transaction in Own Shares
25-Aug-2010	Transaction in Own Shares
24-Aug-2010	Transaction in Own Shares
23-Aug-2010	Director/PDMR Shareholding
23-Aug-2010	Transaction in Own Shares

20-Aug-2010	Transaction in Own Shares
18-Aug-2010	Transaction in Own Shares
17-Aug-2010	Director/PDMR Shareholding
17-Aug-2010	Transaction in Own Shares
16-Aug-2010	Transaction in Own Shares
13-Aug-2010	Transaction in Own Shares
12-Aug-2010	Director/PDMR Shareholding
12-Aug-2010	Transaction in Own Shares
11-Aug-2010	Transaction in Own Shares
10-Aug-2010	Transaction in Own Shares
09-Aug-2010	Transaction in Own Shares
06-Aug-2010	Transaction in Own Shares
04-Aug-2010	Transaction in Own Shares
03-Aug-2010	Transaction in Own Shares
02-Aug-2010	Blocklisting Interim Review
30-Jul-2010	Transaction in Own Shares
29-Jul-2010	Transaction in Own Shares
27-Jul-2010	Result of AGM - Amendment
27-Jul-2010	Director/PDMR Shareholding
27-Jul-2010	Transaction in Own Shares
26-Jul-2010	Transaction in Own Shares
23-Jul-2010	Interim Management Statement
23-Jul-2010	Transaction in Own Shares
21-Jul-2010	Transaction in Own Shares
20-Jul-2010	Director/PDMR Shareholding
20-Jul-2010	Transaction in Own Shares
19-Jul-2010	Transaction in Own Shares
16-Jul-2010	Transaction in Own Shares
15-Jul-2010	Publication of Prospectus
15-Jul-2010	Holding(s) in Company
15-Jul-2010	Transaction in Own Shares
14-Jul-2010	Transaction in Own Shares
13-Jul-2010	Transaction in Own Shares
07-Jul-2010	Transaction in Own Shares
06-Jul-2010	Transaction in Own Shares
05-Jul-2010	Director/PDMR Shareholding
02-Jul-2010	Transaction in Own Shares
30-Jun-2010	Transaction in Own Shares
29-Jun-2010	Director/PDMR Shareholding
29-Jun-2010	Transaction in Own Shares
28-Jun-2010	Annual Information Update
28-Jun-2010	Transaction in Own Shares
25-Jun-2010	Transaction in Own Shares

2. RNS Reach Releases

Vodafone published the following announcements via RNS Reach.  These announcements can be obtained from the market news section of the London Stock Exchange’s website, www.londonstockexchange.com using the code VOD or from Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
23-Jun-2011	Innovation Centre for renewable energy solutions
26-Apr-2011	Working Smarter Launch

16-Mar-2011	VGE Wins HP Supplier Award
08-Dec-2010	Unilever’s Global Mobile Telecoms Services
29-Nov-2010	Makes it Easier to Use Smartphones in Europe
02-Sep-2010	Vodafone and Samsung launch the GALAXY Tab
23-Aug-2010	Launch of R201 - Mobile Wi-Fi Device

3. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA.  Documents submitted to the FSA may be viewed at the National Storage Mechanism located at http://www.hemscott.com/nsm.do.

DATE	DESCRIPTION
01-Jun-2011	Review of the year and Notice of Annual General Meeting 2011
01-Jun-2011	Annual Report for the year ended 31 March 2011

4. Documents submitted to the UK Listing Authority

The documents listed below were submitted to the UKLA.  These documents may be viewed at http://www.fsa.gov.uk/ukla/officialPublicationOfProspectuses.do or the National Storage Mechanism located at http://www.hemscott.com/nsm.do.

DATE	DESCRIPTION
01-Mar-2011	Supplementary Prospectus relating to the Prospectus dated 13 July 2010
13-Jul-2010	Prospectus relating to the €30,000,000,000 Euro Medium Term Note Programme

5. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC and are available for viewing on the Securities and Exchange Commission’s website at www.sec.gov.

Date	Type	Description
20-Jun-2011	6-K	Report of foreign issuer
17- Jun-2011	20-F	Annual and transition report of foreign private issuers
17- Jun-2011	6-K	Report to foreign issuer
02-Jun-2011	6-K	Report to foreign issuer
18-May-2011	6-K	Report of foreign issuer
06-May-2011	6-K	Report of foreign issuer
05-Apr-2011	6-K	Report of foreign issuer
04-Apr-2011	6-K	Report of foreign issuer
31-Mar-2011	6-K	Report of foreign issuer
25-Mar-2011	8-A12B	Registration of securities
11-Mar-2011	424B2	Prospectus
9-Mar-2011	FWP	Filing of free writing prospectuses
3-Mar-2011	6-K	Report of foreign issuer
9-Feb-2011	6-K	Report of foreign issuer
7-Feb-2011	6-K	Report of foreign issuer
3-Feb-2011	6-K	Report of foreign issuer
2-Feb-2011	6-K	Report of foreign issuer
2-Feb-2011	6-K	Report of foreign issuer
11-Jan-2011	6-K	Report of foreign issuer
2-Dec-2010	6-K	Report of foreign issuer
12-Nov-2010	6-K	Report of foreign issuer
10-Nov-2010	6-K	Report of foreign issuer
10-Nov-2010	6-K	Report of foreign issuer
9-Nov-2010	6-K	Report of foreign issuer
13-Oct-2010	6-K	Report of foreign issuer
06-Oct-2010	6-K	Report of foreign issuer
09-Sep-2010	6-K	Report of foreign issuer
08-Sep-2010	6-K	Report of foreign issuer
02-Sep-2010	6-K	Report of foreign issuer
04-Aug-2010	6-K	Report of foreign issuer
03-Aug-2010	6-K	Report of foreign issuer
28-Jul-2010	F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers
23-Jul-2010	6-K	Report of foreign issuer
06-Jul-2010	6-K	Report of foreign issuer

6. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maundy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companieshouse.gov.uk.

DATE	TYPE	DESCRIPTION
15-Jun-2011	SH03	Return of Purchase of Own Shares
15-Jun-2011	SH03	Return of Purchase of Own Shares
09-Jun-2011	AA	Group of Companies’ Accounts made up to 31/03/2011
09-Jun-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
03-Jun-2011	SH01	Return of Allotment of Shares
03-Jun-2011	LATEST S0C	Statement of Capital
02-Jun-2011	SH03	Return of Purchase of Own Shares

02-Jun-2011	SH03	Return of Purchase of Own Shares
26-May-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
26-May-2011	SH03	Return of Purchase of Own Shares
26-May-2011	SH03	Return of Purchase of Own Shares
20-May-2011	SH01	Return of Allotment of Shares
20-May-2011	LATEST SOC	Statement of Capital
16-May-2011	SH03	Return of Purchase of Own Shares
16-May-2011	SH03	Return of Purchase of Own Shares
11-May-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
11-May-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
06-May-2011	SH03	Return of Purchase of Own Shares
05-May-2011	SH03	Return of Purchase of Own Shares
07-Apr-2011	SH05	Notice of Cancellation of Treasury Shares
07-Apr-2011	AP01	Appointment of Director Gerhard Johannes Kleisterlee
07-Apr-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
24-Mar-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
21-Mar-2011	SH03	Return of Purchase of Own Shares
21-Mar-2011	SH03	Return of Purchase of Own Shares
16-Mar-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
07-Mar-2011	SH03	Return of Purchase of Own Shares
07-Mar-2011	SH03	Return of Purchase of Own Shares
01-Mar-2011	SH01	Return of Allotment of Shares
25-Feb-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
08-Feb-2011	SH03	Return of Purchase of Own Shares
08-Feb-2011	SH03	Return of Purchase of Own Shares
01-Feb-2011	SH01	Return of Allotment of Shares
01-Feb-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
26-Feb-2011	SH03	Return of Purchase of Own Shares
26-Feb-2011	SH03	Return of Purchase of Own Shares
24-Jan-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
11-Jan-2011	AP01	Appointment of Director: Senior Vice President Renee James
07-Jan-2011	MG01	Particulars of Mortgage/ Charge
06-Jan-2011	SH01	Return of Allotment of Shares
06-Jan-2011	SH04	Notice of Sale/ Transfer of Treasury Shares
05-Jan-2011	SH03	Return of Purchase of Own Shares
05-Jan-2011	SH03	Return of Purchase of Own Shares
31-Dec-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
30-Dec-2010	SH05	Notice of Cancellation of Treasury Shares
15-Dec-2010	SH03	Return of Purchase of Own Shares
15-Dec-2010	SH03	Return of Purchase of Own Shares
06-Dec-2010	SH03	Return of Purchase of Own Shares
06-Dec-2010	SH03	Return of Purchase of Own Shares
03-Dec-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
02-Dec-2010	SH01	Return of Allotment of Shares
22-Nov-2010	SH03	Return of Purchase of Own Shares
22-Nov-2010	SH03	Return of Purchase of Own Shares
17-Nov-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
05-Nov-2010	SH01	Return of Allotment of Shares
05-Nov-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
03-Nov-2010	SH03	Return of Purchase of Own Shares
03-Nov-2010	SH03	Return of Purchase of Own Shares
03-Nov-2010	SH03	Return of Purchase of Own Shares
03-Nov-2010	SH03	Return of Purchase of Own Shares
20-Oct-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
08-Oct-2010	SH01	Return of Allotment of Shares
08-Oct-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
17-Sept-2010	AR01	Annual Return

16-Sept-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
07-Sept-2010	SH01	Return of Allotment of Shares
24-Aug-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
18-Aug-2010	AA	Group of Companies’ Accounts Made Up To: 31/03/2010
16-Aug-2010	SH04	Notice of Sale/ Transfer of Treasury Shares
12-Aug-2010	SH01	Return of Allotment of Shares
09-Aug-2010	CC04	Statement of Companies Objects
09-Aug-2010	RES10	Authorised Allotment of Shares and Debentures
09-Aug-2010	RES01	Alteration to Memorandum and Articles
09-Aug-2010	RES09	Authority- Purchase Shares Other Than From Capital
03-Aug-2010	TM01	Termination of Appointment: Director, Simon Murray
22-Jul-2010	SHO4	Notice of Sale/ Transfer of Treasury Shares
06-Jul-2010	SHO4	Notice of Sale/ Transfer of Treasury Shares
06-Jul-2010	SHO4	Notice of Sale/ Transfer of Treasury Shares
05-Jul-2010	SHO1	Return of Allotment of Shares

7. Information provided to shareholders

Vodafone provided the following information to shareholders. Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

DATE	DESCRIPTION
01-Jun-2011	Review of the Year and Notice of Annual General Meeting 2011
01-Jun -2011	Annual Report for the year ended 31 March 2011

Further information is available on Vodafone’s website at www.vodafone.com or by contacting Philip Howie, Deputy Group Company Secretary (+ 44 (0) 1635 33251).

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares
Date of purchase:	27 June 2011
Number of ordinary shares purchased:	8,307,937

Highest purchase price paid per share:	164.3p

Lowest purchase price paid per share:	162.65p
Volume weighted average price per share:	163.6682p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 64,107,937 shares at a cost (including dealing and associated costs) of £105,031,777.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 June 2011

Number of ordinary shares transferred:	1,226,793

Highest transfer price per share:	163p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,174,190,233 of its ordinary shares in treasury and has 51,137,156,116 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1 4R(1), the Company announces today that it was advised on 28 June 2011 that, on 28 June 2011, Andrew Halford, a Director of the Company, exercised an option over 152,400 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at an option price of 151.56p per Ordinary Share.  The option was granted on 2 July 2001 with an expiry date of 2 July 2011.  147,214 Ordinary Shares were subsequently sold to defray the costs of exercise and the associated tax and NI charges at a price of 163.26p.  The remaining 5,186 Ordinary Shares have been retained.

As a result of the above transactions, Andrew Halford now has an interest in 2,341,256 Ordinary Shares (excluding share options and unvested incentive shares).

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares
Date of purchase:	28 June 2011
Number of ordinary shares purchased:	17,400,000

Highest purchase price paid per share:	164.8p

Lowest purchase price paid per share:	162.05p
Volume weighted average price per share:	163.2576p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 81,507,937 shares at a cost (including dealing and associated costs) of £133,586,315.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 June 2011

Number of ordinary shares transferred:	1,459,864

Highest transfer price per share:	163.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,190,130,369 of its ordinary shares in treasury and has 51,121,217,100 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares
Date of purchase:	29 June 2011
Number of ordinary shares purchased:	14,400,000

Highest purchase price paid per share:	165.9p

Lowest purchase price paid per share:	162.4p
Volume weighted average price per share:	164.7686p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 95,907,937 shares at a cost (including dealing and associated costs) of £157,436,373.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 June 2011

Number of ordinary shares transferred:	2,001,074

Highest transfer price per share:	163.8p

Lowest transfer price per share:	163.8p

Following both the above transactions, Vodafone holds 4,202,529,295 of its ordinary shares in treasury and has 55,311,347,469 ordinary shares in issue (including treasury shares).   Each such ordinary share has one vote per share.  Vodafone has 51,108,818,174 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,108,818,174.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B
	Award of performance shares (1))(2)	Purchased shares (3)
Vittorio Colao*	6,461,396	0
Michel Combes*	3,006,432	217,609
Andy Halford*	2,643,290	0
Steve Pusey*	2,162,990	0
Warren Finegold	2,482,221	0
Matthew Kirk	1,508,487	36,509
Morten Lundal	1,448,526	0
Rosemary Martin	1,792,891	234,267
Nick Read	1,928,242	21,297
Ronald Schellekens	1,704,656	152,121

* Denotes Director of the Company

(1)           Conditional awards of shares were granted on 28 June 2011 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance.  The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 200% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2011 to 31 March 2014 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 400%, for maximum free cash flow performance (200%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see pages 64 and 66 of the Company’s 2011 Annual Report, available at www.vodafone.com/investor.

(2)           The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

(3)           The Company was advised on 29 June 2011 by UBS Trustees (Jersey) Limited that on 28 June 2011 the above named Directors and PDMRs acquired an interest in the number of shares of US$0.11 3/7 each in the Company shown in column B above at the price of 163.20 pence per share.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	2,307,663
Michel Combes	888,354
Andy Halford	2,341,256
Steve Pusey	544,733

The Company was notified of these changes on 28 June 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 6, 2011	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary